UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on December 22, 2009, Euroseas Ltd. Announces Sale of Two Vessels and Non-Binding Letter of Intent to Form Joint Venture with Private Investment Funds to Pursue Additional Acquisitions

Exhibit 1

Euroseas Ltd. Announces Sale of Two Vessels and Non-Binding Letter of Intent to Form Joint Venture with Private Investment Funds to Pursue Additional Acquisitions

Maroussi, Athens, Greece – December 22, 2009 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of container carrier and drybulk vessels, announced today that it sold and delivered to their new owners the two oldest vessels in its fleet, M/V Gregos and M/V Artemis. M/V Gregos, a 38,691 dwt geared drybulk carrier built in 1984, was sold for further trading for approximately $7.9 million.  M/V Artemis, a 2,098 TEU gearless containership built in 1987, was sold for scrap for $282/lwt, or approximately $3.2 million; the M/V Artemis had been laid-up and was sold “as is”.  The Company will take a book loss of approximately $8.7 million as a result of such sales.

The Company also announced that it has entered into a non-binding Letter of Intent with Eton Park Capital Management, L.P. on behalf of one or more funds managed by it (“Eton Park”) and Rhône Capital III L.P. (“Rhône”) to form a joint venture to pursue investment opportunities in shipping. The Company is expected to invest up to $25 million while Eton Park and Rhône are each expected to invest up to $75 million. Management of acquired vessels will be performed by the Company and its affiliates. The arrangement also is expected to include the option by Eton Park and Rhône, exercisable at any time after the two year anniversary of the formation of the joint venture, to exchange all or part of their interest in the joint venture for equity of the Company at a price to be based on the comparable values of the joint venture and the Company at the time of exercise. In addition, the arrangement contemplates that the Company will grant the joint venture certain rights of first refusal in respect of vessel acquisition opportunities presented to the Company.  The agreement is subject to the execution of definitive documentation and customary closing conditions and is expected to close by the end of February 2010. During this time the Company has agreed to negotiate exclusively with Eton Park and Rhône with respect to this or any similar transaction.

 Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Drybulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Dec-09 Then until Nov-11	$25,200 $17,500
ELENI P	Panamax	72,119		1997	TC ‘til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Drybulk Vessels	5	331.808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ‘til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-10	$7,500
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC til Dec-09 (2 monthly options til Feb-10)	$4,000
YM PORT KELANG (ex-MASTRO NICOS, ex-YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 ‘til Nov-10 ($5,900 ‘til Nov11)
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Jan-10 (option til Jun-10) (option til Jun-11)	$3,850 ‘til Jan-10 $4,000 ‘til Jun-10 CONTEX less 10% ‘til Jun-11
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jan-10	$3,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Mar -10 (option ‘til Dec-10) (option ‘til Jun-11)	$3,850 ‘til Dec-10 ($5,300 ‘til Jun-11)
Total Container Carriers	9	243,994	15,779
Fleet Grand Total	15	598,370	16,729

Note: TC denotes time charter. All dates listed are the earliest redelivery dates under each TC. All extension option are in favour of the charterers.

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

(**) "Monica P" is employed in the Bulkhandling spot pool that is also managed by Klaveness.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 2 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,779 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  December 22, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President